# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IO Biotech, Inc., CIK 0001865494
CUSIP: 449778109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Ole Maaloes Vej 3, Copenhagen N, Denmark (G7), DK-2200
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001140361-21-038709
Filed by CIK 0001591046
Persons authorized to receive notices and communications: Christian Elling, c/o Lundbeckfond Invest A/S, Scherfigsvej 7, Copenhagen, Denmark (G7), DK-2100, 45 2062 1276

## Reporting persons
- Lundbeckfond Invest A/S (CIK 0001591046): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 21,851,920; shared voting power 0; sole dispositive power 21,851,920; shared dispositive power 0; aggregate amount beneficially owned 21,851,920 (27.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: IO Biotech, Inc.
Address of issuer's principal executive offices: Ole Maaloes Vej 3, Copenhagen N, Denmark (G7), DK-2200
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 19, 2021, and amended on August 14, 2023 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On March 31, 2026, the Issuer ceased operations and filed a voluntary petition for relief (the "Petition") under the provisions of Chapter 7 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware. The assets of the Issuer will be liquidated and claims paid in accordance with the priorities specified in the Bankruptcy Code. Concurrently with the Petition, on March 31, 2026, each member of the Issuer's board of directors, including Christian Elling, resigned from the Board of Directors of the Issuer and all of its committees.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by the Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 71,948,842 shares of common stock outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, and giving effect to Warrants, to the extent exercisable within 60 days hereof, as referenced herein.

The Reporting Person directly holds 13,950,686 shares of common stock and 7,901,234 shares of common stock issuable upon exercise of Warrants.

The board of directors of the Reporting Person, consisting of Steffen Kragh, Lars Holmqvist, Susanne Kruger Kjaer, Michael Kjaer, Peter Schutze, Gunhild Waldemar, Svend Andersen, Ludovic Tranholm Otterbein, Vagn Flink Moller Pedersen and Kristian Funding Andersen, and Lene Skole, the chief executive officer of the Reporting Person, may be deemed to share voting and investment authority over the shares held by the Reporting Person. No individual member of the board of directors of the Reporting Person is deemed to hold any beneficial ownership in the shares held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction with respect to the securities of the Issuer during the sixty days prior to the date of filing this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the governing documents of the Reporting Person, the stockholders of the Reporting Person may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Lundbeckfond Invest A/S: /s/ Christian Elling, By Christian Elling, Managing Partner (06/02/2026)
- Lundbeckfond Invest A/S: /s/ Lene Skole, By Lene Skole, Chief Executive Officer (06/02/2026)